UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 28, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Davi Luxury Brand Group, Inc.

File No. 000-53609 - CF#30558

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Davi Luxury Brand Group, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on December 30, 2013.

Based on representations by Davi Luxury Brand Group, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

    Exhibit 10.8   through September 4, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

       Elizabeth M. Murphy
       Secretary